

Mail Stop 3561

January 16, 2018

Lisa Averbuch
Chief Executive Officer
Energy Conversion Services, Inc.
2724 Otter Creek Ct 101
Las Vegas, NV 89122

> **Re:** **Energy Conversion Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 18, 2017**
> **File No. 333-220935**

Dear Ms. Averbuch:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2017 letter.

General

1. We note your response to comment 4 and we reissue this comment. It appears that you do not yet have any products or customers and that you have not yet commenced significant business operations. Accordingly, please revise throughout the registration statement to more clearly and consistently describe the current nature of your operations. As examples only, please revise the following:

   - Your statements on page 5 that your equipment "will be able to use many different forms of gas" and "is remotely managed." In light of your statements elsewhere that you do not yet have any equipment, please revise these statements to indicate these are the planned uses of your equipment and there is no guarantee that your planned equipment will operate in this manner.

- Your reference to your "standard configuration" on page 5 and your statement that your electricity conversion technology "produces up to 1 Megawatt of electricity." Please revise or remove these statements, or disclose the basis for these statements, in light of your disclosure elsewhere in the registration statement that you do not yet have any products and your sole employee does not have prior experience with these technologies.

- Your statement on page 5 that "[i]n addition to eliminating EPA fines and generating royalty revenue . . . ECS can provide electricity directly to the facility at up to a 50% cost savings because the electricity is being generated onsite." Please revise to provide the basis for these statements, in light of the fact that you have not yet commenced operations, or remove these statements. If these statements are based upon management's estimates, state this fact and briefly disclose the basis for such estimates.

- Your statement on page 13 that "[m]any modern oil drilling sites pay thousands of dollars to local electric utilities to power their sites. [Your] technology can replace this expenditure with income." It does not appear you have any proven technology or equipment. Please revise.

- Your statement on page 14 that "[m]any financial institutions will fund 100% of the capital cost for ECS, thereby eliminating any up-front cost to ECS." You do not appear to have any existing or previous financing agreements that would support this assertion. Please revise.

The above bullets are examples only. Please revise these statements and similar statements throughout the prospectus to eliminate disclosures that suggest that you have commenced operations.

Prospectus Summary

Our Company, page 5

2. Please revise the second paragraph under this heading to also clearly disclose that you have no previous experience with the power generation industry or with the equipment and services that you plan to provide.

Use of Proceeds, page 11

3. We note your revisions in response to comment 9. Please revise your disclosure so that net proceeds to the company are calculated as gross proceeds less any proceeds used to directly pay your offering costs or to reimburse your shareholder for your offering costs. These offering costs paid with proceeds of this offering should be presented as a separate line item between gross proceeds and net proceeds. We believe it is important to clearly

distinguish between costs related to this offering and other uses of proceeds. Additionally, if the amount you separately present for offering costs in your next amendment differs from the estimated offering costs disclosed under Item 13, your response should clearly explain to us why such difference is appropriate.

4. We did not locate revised disclosure fully responsive to comment 10. Accordingly, please revise your description of the planned use of proceeds, either here or in another appropriate location in your filing such as Management's Discussion and Analysis, to explain in more detail your plans for the company following this offering. For example, for the line title "Working Capital," explain in detail how the funds will be spent under each of the 25%, 50%, 75% and 100% scenarios in order to develop your technology and implement your plan of operations.

Capitalization, page 12

5. Your capitalization table presents incorrect amounts of total stockholders' equity and total capitalization as of May 31, 2017. Revise these amounts to conform to the amounts presented in your audited financial statements.

Dilution, page 12

6. Your response to comment 11 states that you revised your dilution table; however, we are unable to locate your revisions. Therefore, we reissue the comment. Please revise your dilution table to present dilution as of the most recent balance sheet date included in your historical financial statements. Note that revisions should be made to both the introductory narrative above the table and numbers presented in the table itself.

Description of Business and Property, page 13

7. We note your response to comment13. However, your disclosure still does not describe the business to the extent material to provide an understanding of your company. Accordingly, we reissue comment 13 in its entirety. Please revise your discussion of the company's business to provide a more complete overview of your business plan, including a description of what you have accomplished to date and what remains to be accomplished to develop a viable and sustainable business. Please also clearly state here, if true, that your electricity conversation technology is neither fully developed nor operational and that you have not entered into any power purchase agreements, rolled-out any generating sites, or received any royalty payments to date. See Item 101(h) of Regulation S-K.

8. We note your response to comment 14 and your references to equipment "the company utilizes." Consistent with comment 1 above, please revise to clarify whether you currently have any equipment. If not, refer only to equipment you intend to purchase. If true, revise your disclosure to make it clear that you intend to purchase the equipment

you plan to use in your business and provide an estimate of how much this equipment will cost.

9. We note your response to comment 15. Please revise to provide additional information upon which the profit projections on page 14 are based, in light of your lack of operations to date and your disclosure that management does not have experience with the technology or equipment you plan to use. Refer to Item 10(b) of Regulation S-K, by analogy, for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

10. We did not locate any revised disclosure responsive to comment 16. Accordingly, we reissue comment 16 in its entirety. You make reference to a "Plan of Operation" but do not actually provide any corresponding disclosure under this heading. Please revise to provide details of your business plan for the next 12 months, including detailed milestones, the anticipated time frame of beginning and completing each milestone, the estimated expense associated with each milestone, the expected sources of funding, any material anticipated uses of proceeds from this offering, the anticipated timing of such uses, and whether and how you expect such uses to lead to future revenue. Explain how your business goals and objectives will change based on your ability or inability to raise additional capital.

Your current disclosures on page 11 are not sufficiently detailed for an investor to understand the types of costs captured in each of the four identified categories of uses of proceeds or how these expenditures may further your business plan. For example, please better explain how you will obtain your electricity conversion equipment, including whether you expect to build it or to purchase it, whether you will hire employees to build it or whether you have identified a supplier to purchase it from, and the expected timing and costs of these activities based on the estimates presented in your use of proceeds table. Also clarify whether your anticipated use of proceeds assumed you would install and operate any equipment for customers, and if so, the expected timing and costs of these activities based on the estimates presented in your use of proceeds table. As another example, since you discuss marketing and advertising on page 14, if you have a detailed plan for the timing and amount you will spend and how it will be spent, you should describe that. If you do not have specific plans at this point in time for how the proceeds will be used to further your business plan, please clearly state as such.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Elaine Dowling, Esq.
    EAD Law Group, LLC